April 18, 2008

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 28, 2008
       Form 10-K/A#1 for the Fiscal year Ended December 31, 2007
       Filed March 7, 2008
       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“Crown”) is responding to the comments raised in your letter dated April 7, 2008 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-K/A#1 for the fiscal year ended December 31, 2007. For your convenience, the comments are included in this letter in italic face type and are followed by the applicable response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.	In future filings, please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Provide a more comprehensive analysis of the factors that impacted net sales, cost of products sold, segment income, etc., ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item. In addition, you should discuss known or anticipated trends that have had and/or may continue to have an impact on your results of operations. To provide investors with a sufficient understanding of the factors impacting your operations, you may need to discuss the businesses that underlie each of your reportable segments. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

•	You attribute the increase in net sales for the Americas Beverage segment for 2007 as compared to 2006 to the pass-through of higher material costs and to the recovery of sales unit volumes. Each of these factors should be quantified. Also, there should be an explanation as to (a) why sales unit volumes rebounded from the decline that occurred in fiscal year 2006; (b) whether the recovery was as much as the 2006 decline, less than the 2006 decline or greater than the 2006 decline; and (c) whether you expect sales unit volumes to continue to increase in the future.

•	You attribute the increase in the European Beverage segment’s segment income to increased sales unit volumes. Given that the sales unit volumes resulted in an increase in margin from 10.4% for fiscal year 2006 to 12.9% for fiscal year 2007, you should provide a more detailed explanation as to why sales unit volumes increased and whether you expect this trend to continue.

•	For your restructuring charges, please disclose the amount of cost savings you expect to recognize in the future.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that should have further analysis. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

In future filings, we will provide an analysis of the factors that impacted our results of operations on a consolidated basis and at the reportable segment level incorporating your comments as applicable. The expected pre-tax annual cost savings from restructuring actions of $7 million was disclosed under the caption “Provision for Restructuring” within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	We note that you recorded a $29 million charge in fiscal year 2007 for your asbestos provision, whereas you recognized a $10 million charge in fiscal year 2006 and fiscal year 2005, respectively. In future filings, please disclose the factors that resulted in you recognizing an additional $19 million charge for your asbestos provision over the prior two fiscal years as this differential is 9.5% of income from continuing operations before income taxes, minority interest and equity earnings.

We will include the following disclosure in the notes to the consolidated financial statements of our Form 10-Q for the quarter ended March 31, 2008, and make similar disclosures in future filings as appropriate.

At the end of each quarter, the Company considers whether there have been any material developments that would cause it to update its asbestos liability accrual calculations. Absent any significant developments in the asbestos litigation environment in general or with respect to the Company specifically, the Company updates its accrual calculations in the fourth quarter of each year. The Company’s asbestos liability accrual is calculated in the fourth quarter of each year as the sum of its outstanding and expected future claims, multiplied by the expected average settlement cost of those claims, plus estimated legal fees. The expected number of claims, and the expected average settlement cost per claim, are calculated using projections based on the actual data for the most recent five years. Because claims are not submitted or settled evenly throughout the year, it may be difficult to predict at any time during the year whether the number of claims or average settlement cost over the five year period ending December 31 of such year will increase compared to the prior five year period. The five year average settlement cost at the end of 2007 was higher than at the end of 2006. The effect of this increase in the expected average settlement cost per claim was partially mitigated by a decrease in the expected number of future claims. The combination of these two factors in 2007 resulted in a charge of $29 in 2007 compared to charges of $10 in each of the preceding two years.

3.	We note that in the fourth quarter of fiscal year 2007 you recognized a goodwill impairment charge of $103 million for your European metal vacuum closures business, which is part of your European Food reportable segment. There is a concern that investors may have been surprised by this charge, which materially impacted total stockholders’s equity as of December 31, 2007 and is 51.2% of fiscal year 2007 income from continuing operations before income taxes, minority interest and equity earnings. Item 303 of Regulations S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In reading your prior disclosures, there does not appear to be disclosure regarding the implications of adverse events and/or underperformance in the European metal vacuum closures business or in the European Food segment such that the associated assets were at risk of future impairment. Specifically, in your December 31, 2006 Form 10-K, the European Food segment net sales increased, which you attributed to higher selling prices from higher material costs being passed through and foreign currency translation. There is no mention of an issue with your metal vacuum closures business. Fiscal year 2006 European Food segment income did decrease; however, you attributed the decrease to higher material costs without any mention of an issue with the metal vacuum closures business. You did disclose that you incurred $6 million in restructuring costs (i.e. severance costs) for the European Food segment; however, there is no mention that such restructuring costs were due to deteriorating metal vacuum closures business results. In your September 30, 2007 Form 10-K filed on October 31, 2007, you do note that while the European Food segment net sales increased due to positive foreign currency translation, there was a decline in sales unit volume due to weather conditions resulting in a weak harvest, which also negatively impacted segment income. However, there is no mention that if these adverse weather conditions persists for the remainder of fiscal year 2007, the metal vacuum closures business’ assets are at risk for impairment. In addition, without specific disclosure to the contrary, an investor may assume that adverse weather conditions for one year is a temporary issue to the corresponding business and not a pervasive issue that will have a long-term negative impact on the business’s financial results. Further, these disclosures may indicate to an investor that management has no uncertainties with regards to the recoverability of the European Food segment’s long-lived assets. Finally, your Critical Accounting Policies disclosures in your December 31, 2006 and December 31, 2007 Forms 10-K do not include disclosure regarding the amount of headroom between the estimated fair value and the carrying value of your reporting units. The lack of disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeds the carrying value in a sufficient amount that goodwill impairment is not reasonably possible.

Please clarify for us why there appears to be no specific, prior disclosure regarding a material uncertainty over the recoverability of the European Food reportable segment and/or European metal vacuum closures business goodwill asset. Describe the specific factors considered by management at October 31, 2007 in assessing the likelihood of a future goodwill impairment.

Segment income of our metal vacuum food closures business decreased from $17 million in 2005 to $14 million in 2006 and the 2007 budget for this business projected $16 million of segment income.

Actual segment income of $6 million for the closures business in 2007 was $10 million below budget. This unexpected shortfall, combined with information received from the completion of the 2008 budget and strategic plan in November and December of 2007, led us to conclude that the goodwill of the metal closures business may be impaired. As of October 31, 2007, prior to the completion of the 2008 budget and strategic plan in November and December, we believed that the then anticipated decrease in segment income was temporary and would not result in a write-off.

The decrease in 2007 was primarily due to a combination of factors, including a disruption in manufacturing and increased costs from the relocation of certain operations, lower than expected sales unit volume allocations from a major customer, and the failure to fully recover cost increases through selling prices. The disruption of the manufacturing process and relocation costs are not expected to recur in 2008. It is not unusual in this business for customers to move volume among suppliers and, in such situations, it is not uncommon that the lost volume is recovered either from that customer or another. It is also not uncommon to see a delay in recovering cost increases. Contrary to our expectations, however, we have been unable thus far to replace the lost volume or increase the selling prices sufficiently to fully recover the cost increases. Absent any verifiable evidence to the contrary during the budget and strategic plan process, we assumed those circumstances would continue for purposes of our impairment calculation.

4.	There is a concern about whether the disclosures in your fiscal year 2007 Form 10-K fully explain the goodwill impairment charge of $103 million taken in the fourth quarter of fiscal year 2007. Specifically, you attribute the goodwill impairment charge to a decrease in projected operating results. As noted in the above comment, there does not appear to be any prior disclosures and there does not appear to be any current disclosure that explain why the European metal vacuum closures business has deteriorated to a level that resulted in you revising the assumptions in your estimation of the fair value of the corresponding reporting unit that led to a $103 million impairment to goodwill. Given that the impairment charge had a material impact to your stockholders’ equity balance as of December 31, 2007, substantive and informative disclosure should be provided that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting unit and to recognize the impairment charge. In this regard, we note the requirements of paragraph 47.a of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify/address the following:

•	When the deterioration of the European vacuum closures business developed. Given the lack of disclosure regarding these events and the uncertainty of the recoverability of this business’ assets in your 2006 Form 10-K and the September 30, 2007 Form 10-Q, it is unclear whether the deterioration in the projected operating results are specific to the fourth quarter of fiscal year 2007 or have been developing over time.

•	The specific events that developed and the specific changes in market conditions that you identified that are expected to occur going forward that would significantly change your projected operating results for the European metal vacuum closures business. We note that the European Food reportable segment had a decline in sales unit volumes due to weather conditions resulting in a poor harvest. We note that you use discounted cash flow projections, in part, to estimate the fair value of your reporting units. One year of poor harvest would not appear to have a material, negative impact on long-term financial projections, which would be used in a discounted cash flow model. Please ensure such disclosure clarifies how these events and conditions impacted the European metal vacuum closures business in the long-term.

•	The decrease in projected operating results for the European metal vacuum closures business that resulted in the goodwill impairment charge appear inconsistent with the European Food segment’s performance. Specifically, the SFAS 131 footnote disclosure in your 2007 Form 10-K reflects an increase in external sales from 2005 to 2007. Further, the European Food segment generated operating income for each of the three years ended December 31, 2007. Based on the European Food segment’s operating results and related disclosures within MD&A, it is not obvious why $103 million of goodwill was found to be impaired as of December 31, 2007.

•	The amount, if any, of the remaining goodwill and/or identifiable intangible assets the European metal vacuum closures business has as of December 31, 2007.

Please provide us with the disclosures that address each of the above bulleted points in addition to any other information that would be material to an investor’s understanding of the European Food segment, the European metal vacuum closures business, and the impairment charge.

Sales of metal vacuum food closures represent approximately 10% of net sales and less than 10% of segment income of the European Food segment. The majority of the net sales and segment income in the segment are derived from the sale of food cans and ends.

As discussed in our reply to Comment 3 above, the decrease in 2007 segment income was primarily due to a combination of unexpected factors that occurred during 2007, including a disruption in manufacturing and increased costs from the relocation of certain operations, lower than expected sales unit volume allocations from a major customer during the year, and the failure to fully recover cost increases through selling prices. These issues did not arise solely during the fourth quarter of 2007, but the completion of the 2008 budget and strategic plan during November and December of 2007 caused us to reach a different conclusion regarding the likelihood that we would be able to replace the lost volume and increase selling prices sufficiently to recover the cost increases.

With respect to the impact of poor weather conditions on the European Food reportable segment, the poor weather conditions in 2007 and resulting harvest had a larger impact on food can and end sales, which account for approximately 90% of the segment’s net sales and over 90% of segment income and are more sensitive to weather conditions.

A disclosure similar to the following will be included in future filings where the Company has recorded a material goodwill impairment charge.

During the fourth quarter of 2007, the Company recorded a goodwill impairment charge of $103 in its European metal vacuum food closures business, within its European Food segment, due to a decrease in projected operating results. The operating results of the business in 2007 were lower than both the prior year results and the Company’s projections for 2007 due to lower than expected sales unit volumes and an inability to recover cost increases through increased selling prices. The Company is unable to project at this time when, or if, these unfavorable conditions will reverse and has therefore assumed they will continue for the foreseeable future for purposes of estimating the fair value of the closures business and calculating the impairment charge. As of December 31, 2007, the European metal vacuum food closures business had $19 of remaining goodwill.

5.	Please provide us with a list of all the reporting units that comprise the European Food reportable segment. For each reporting unit, please provide us with net sales, gross profit, pre-tax income, total assets, and goodwill for each period presented. Also, please tell us which of these reporting units related to the packing business and also to the spec pack sector.

A table with the requested information is supplementally provided. We have provided segment income instead of gross profit and pre-tax income because segment income is the metric we use in our segment reporting.

The Specialty Packaging business you refer to at the end of your comment is a separate reportable segment. The segment had net sales of $460 million in 2007 and its goodwill was previously written off. We understand from our discussion that you believe there was a reference to the “packing business” in our fourth quarter earnings call but we were unable to find such a reference in the transcript of the call. Please clarify the source of the reference so we can reply to your comment.

Critical Accounting Policies, page 32

6.	In future filings, if the carrying value of your reporting units is not materially different from the estimated fair value and the reasonably possible impairment charge would be material to your consolidated financial statements, please revise your disclosures for testing goodwill for impairment to address each of the following points:

•	Define the reporting unit level at which you test goodwill for impairment.

•	We note that you estimate the fair value of your reporting units using both market values for comparable businesses and discounted cash flow projections.

›	Describe each of these methodologies, including sufficient information to enable a reader to understand how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these two methods as being the most meaningful for the company in preparing their goodwill impairment analysis.

›	Disclose how you weight each of the these methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

•	For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the revenue and/or EBITDA multiple used.

•	Disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

A table with information on each reporting unit is supplementally provided as part of our response to Comment 7 below.

In the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, we will repeat our critical accounting policy disclosure for goodwill from our Form 10-K for the year ended December 31, 2007, and incorporate the following additional wording.

The Company determines the estimated fair value for each reporting unit based on the average of the estimated fair values calculated using market values for comparable businesses and discounted cash flow projections. Under the first method of calculating estimated fair value, the Company obtains publicly available trading multiples based on the enterprise value of companies in the packaging industry whose shares are publicly traded. The Company also reviews available information regarding the multiples used in recent transactions, if any, involving transfers of controlling interests in the packaging industry. The appropriate multiple is applied to the forecasted EBITDA (defined by the Company as net customer sales, less cost of products sold excluding depreciation and amortization, less selling and administrative expenses) of the reporting unit to obtain an estimated fair value. Under the second method, fair value is calculated as the sum of the projected discounted cash flows of the reporting unit over the next five years and the terminal value at the end of those five years. The projected cash flows generally include no growth assumption unless there has recently been a material change in the business or a material change is forecasted. The discount rate used is based on the average weighted-average cost of capital of companies in the packaging industry, which information is available through various sources. The terminal value at the end of the five years is the product of the projected EBITDA at the end of the five year period and the trading multiple.

In future filings, we will expand this disclosure to include material assumptions and sensitivity analysis when the carrying value of a reporting unit is not materially different from its estimated fair value and the reasonably likely impairment charge would be material to investors.

7.	Please provide us with a list of each of your reporting units including (a) the carrying value of the reporting unit, (b) the fair value of the reporting unit, and (c) the amount of goodwill as of December 31, 2007. If there are any reporting units with fair values that do not materially exceed the carrying value, please provide us with the disclosure you intend to include in future filings that addresses the points made in comment 6.

We have supplementally provided the requested information.

8.	We note that in the fourth quarter of fiscal year 2007 you released $462 million of your U.S. deferred tax asset valuation allowances due to cumulative earnings in recent years and projections of future income. We also noted that you have maintained a $244 million valuation allowance against U.S. deferred tax assets. Finally, we note that your U.S. pre-tax income/(loss) was $4 million in 2007, $39 million in 2006, ($60) million in 2005. In future filings, please revise your disclosure to quantify the amount of U.S. taxable income you must generate to fully realize your deferred tax assets. Please also state the specific factors that have led you to project future income for your U.S. jurisdiction given the variability in your U.S. pre-tax income/(loss) for the last three fiscal years. Please provide us with the disclosures you intend to include in future filings.

At December 31, 2007, we had $360 of net U.S. deferred tax assets, consisting of $462 of net assets recognized through the income statement at the end of 2007, offset by deferred tax liabilities recognized through other comprehensive income at the end of 2007. The liabilities recognized through other comprehensive income at the end of 2007 represent the tax effect of the 2007 actuarial gains and plan amendments recorded in other comprehensive income for our U.S. pension and other postretirement benefit plans.

In the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, we will repeat our critical accounting policy disclosure for deferred tax assets from our Form 10-K for the year ended December 31, 2007, and incorporate the following additional wording.

At December 31, 2007, the Company reversed a portion of its U.S. valuation allowances and had $360 of U.S. net deferred tax assets. The reversal of the valuation allowance was made based on management’s determination that it was more likely than not that a portion of its deferred tax benefits would be realized through future income. In forming this conclusion, the Company considered the fact that it no longer had cumulative losses in the U.S. over the past three years. The Company’s U.S. pre-tax book income/(loss) from continuing operations, as reported in Note X of the Company’s Form 10-K for the year ended December 31, 2007, was $4, $39 and ($60) for the years ended December 31, 2007, 2006 and 2005, respectively. However, these amounts represent the U.S. book income only and exclude additional U.S. taxable income from dividends and other foreign source income. Foreign source income in 2007 was $40 and the Company has included similar amounts in its projections of future taxable income. In addition, the loss of $60 in 2005 included charges of $53 related to early extinguishment of debt, and the Company has not included similar charges in its projections of future income.

The Company’s methodology for determining the realizability of its deferred tax assets involves estimates of future taxable income. These estimates are projected through the life of the related deferred tax assets based on assumptions which management believes to be reasonable and consistent with current operating results. Future realization of the Company’s U.S. net deferred tax assets as of December 31, 2007 will require approximately $900 of aggregate future U.S. taxable income.

9.	We note that as of December 31, 2007 you have unrecognized net losses of $1.5 billion in accumulated other comprehensive income, of which you intend to amortize $74 million to include in your net pension cost for fiscal year 2008. We further note that you amortized $78 million of net loss to net pension cost during fiscal year 2007, which is 38.8% of income from continuing operations before income taxes, minority interest and equity earnings. In future filings, please revise your pensions and postretirement benefit plan critical accounting policy disclosure to address the following so that investors have a better understanding of how you determined the amount of unrecognized net loss to amortize to pension expense:

•	the factors contributing to the significant amount of unrecognized net loss,

•	the amount of the unrecognized net loss that represents the changes not yet reflected in the market-related value component,

•	the service period over which you are amortizing the net loss in accordance with paragraph 32 of SFAS 87, and

•	a sensitivity analysis of the service period to the amortization of the net loss from accumulated other comprehensive income to the consolidated statements of operations as part of your pension expense.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, we will repeat our critical accounting policy disclosure for pension and postretirement benefits from our Form 10-K for the year ended December 31, 2007, and incorporate the following additional wording.

As of December 31, 2007, the Company had unrecognized net losses in other comprehensive income of $1,480 related to its pension plans and $131 related to its other postretirement benefit plans. Unrecognized gains and losses arise each year primarily due to changes in discount rates, differences in actual plan asset returns compared to assumed returns, and changes in actuarial assumptions such as mortality. Unrecognized gains and losses are accumulated in other comprehensive income and the portion in each plan that exceeds 10% of the greater of that plan’s assets or projected benefit obligation is amortized to income over future periods. The Company’s pension expense for the year ended December 31, 2007 included charges of $78 for the amortization of unrecognized net losses, and the Company estimates charges of $74 in 2008. Unrecognized net losses of $1,480 in the pension plans as of December 31, 2007 include $861 in the U.K. defined benefit plan, $446 in the U.S defined benefit plan, $157 in the Canadian defined benefit plans, and $16 in other plans. The amortizable losses in the U.K. plan are being recognized over 21 years, representing the average expected life of inactive employees as over 90% of the plan participants are inactive and the fund is closed to new participants. The amortizable losses in the U.S. plan are being recognized over the average remaining service life of active participants of 11 years. The amortizable losses in the Canadian plans are being recognized over the average remaining service life of active participants of 11 years. An increase of 10% in the number of years used to amortize the unrecognized losses in each plan would decrease the estimated charges for 2008 by 9.1% or $7. A decrease of 10% in the number of years would increase the estimated charge for 2008 by 11.1% or $8.

Unrecognized net losses in the Company’s other postretirement benefit plans primarily include $117 in the U.S. plans, with the amortizable portion being recognized over the average remaining service life of active participants of 9 years. The Company’s other postretirement benefits expense for the year ended December 31, 2007 included charges of $10 for the amortization of unrecognized net losses, and the Company estimates charges of $9 in 2008. An increase of 10% in the number of years used to amortize the unrecognized losses in each plan would decrease the estimated charge for 2008 by 9.1% or $1. A decrease of 10% in the number of years would increase the estimated charge for 2008 by 11.1% or $1.

Z. Condensed Combining Financial Information, page 75

10.	We note that the December 31, 2007 condensed combining statement of cash flows includes $32 million of operating cash flows for the parent. We also note that the parent has no operating income in the December 31, 2007 condensed combining statement of operations. Please tell us how the parent generated $32 million of operating cash flows for fiscal year 2007.

All costs of the parent, including noncash stock compensation costs, are charged to its subsidiaries and the parent has no net earnings. The parent’s costs in 2007 included $14 million of noncash stock compensation costs that were reimbursed by the subsidiaries. In addition, $18 million of incentive compensation costs incurred by the parent were reimbursed by the subsidiaries at the time the charge was recorded by the parent in 2007 and prior to the parent making the payments to the employees in 2008.

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 83 under the Freedom of Information Act (“F.O.I.A.”), the Company is requesting that the Commission treat the supplementary information provided with this correspondence confidentially, notify the Company and Company counsel of any F.O.I.A. request with respect to such materials and allow the Company the opportunity to oppose such disclosure. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, this letter and the supplementary materials shall not be deemed filed with the Commission and the Company requests that the information provided supplementally herewith and any copies of such, to the extent possible, be returned to the Company as soon as the Staff has finished its review of such information.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Vice President and Corporate Controller, at 215.698.5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly Thomas A. Kelly Vice President and Corporate Controller